Rapunzl Investments LLC

REVIEWED FINANCIAL STATEMENTS

For the Period July 26, 2016 (Inception) to December 31, 2016



WILSON LEWIS
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Rapunzl Investments LLC
Chicago, Illinois

We have reviewed the accompanying financial statements of Rapunzl Investments LLC (a limited liability corporation), which comprise the balance sheet as of December 31, 2016, and the related statements of income and changes in members' equity and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Wilson Lewis

Wilson Lewis
Duluth, Georgia
July 19, 2017

1720 Peachtree Street, Suite 629
Atlanta, Georgia 30309
tel: 404-881-1229 | fax: 404-881-8658

6650 Sugarloaf Pkwy, Suite 900
Duluth, Georgia 30097
tel: 770-476-1004 | fax: 770-476-0201

Rapunzl Investments LLC
Balance Sheet
December 31, 2016
(unaudited)

	December 31, 2016
ASSETS	
Cash	$-
Total current assets	-
Intangible assets:	
Software development	5,000
Total assets	$5,000
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable	$5,000
Membership interest units	-
Retained earnings	-
Total members' equity	-
Total liabilities and members' equity	$5,000

See accompanying notes and independent accountant's review report.

Rapunzl Investments LLC
Cash Flow Statement
December 31, 2016
(unaudited)

	For the Period July, 26 2016 (Inception) to December 31, 2016
Cash flows from operating activities:	
Net income (loss)	$-
Adjustments to reconcile net loss to net cash provided by operations:	-
Net cash used in operating activities	-
Cash flows from investing activities:	-
Net cash used in investing activities	-
Cash flows from financing activities:	-
Net cash provided by financing activities	-
Net cash increase for period	-
Cash at beginning of period	-
Cash at end of period	$-
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$-
Interest	$-
Non-cash operating and investing activities:	
Accounts payable	$5,000
Software development	$5,000

See accompanying notes and independent accountant's review report.

Rapunzl Investments LLC
Income Statement
Period Ending December 31, 2016
(unaudited)

Year	For the Period July 26, 2016 (Inception) to December 31, 2016
Revenues	$-
Operating expenses	-
Net income	$-

See accompanying notes and independent accountant's review report.

Rapunzl Investments LLC
Statement of Changes in Members' Equity
Period Ending December 31, 2016
(unaudited)

	Membership Interests		Retained Earnings	Total Members' Equity
	Units	Amount USD		
Balance, July 26, 2016 (Inception)	-	$-	$-	$-
Net income			-	-
Balance, December 31, 2016	-	$-	$-	$-

See accompanying notes and independent accountant's review report.

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization & Nature of Business

Rapunzl Investments LLC (an Illinois limited liability company) was founded on June 27, 2016 and is headquartered in Chicago, Illinois. The company provides a social investing platform to retail investors. It markets its services online and aims to attract and retain younger investors. The service is free to users as Rapunzl uses economies of scale to control the cost side of the business in the existing mobile investing landscape.

During 2016, the Company primarily focused on outsourcing a development team to handle building the Rapunzl mobile platform. The development and launch of the Rapunzl platform occurred subsequent to period end. The Company has generated no revenue as of December 31, 2016 and, through the report date, is building its service and user base. The Company's activities are subject to significant risks & uncertainties, including, but not limited to, failing to secure additional funding to finance operations or acquiring the necessary talent to continue its business activities.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature.

Income Taxes

As a limited liability company that has elected to be taxed as a partnership under IRS regulations, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

Persuasive Evidence of an Arrangement - The Company documents all terms of an arrangement in a written contract signed by the customer prior to recognizing revenue.

Services Have Been Performed - The Company performs all services prior to recognizing revenue. Monthly services are considered to be performed ratably over the term of the arrangement.

The Fee for the Arrangement is Fixed or Determinable - Prior to recognizing revenue, a customer's fee is either fixed or determinable under the terms of the written contract. Fees for most monthly services, professional consulting services, and equipment sales and rentals are fixed under the terms of the written contract. Fees for certain monthly services, including certain portions of networking, storage, and content distribution and caching services, are variable based on an objectively determinable factor such as usage. Those factors are included in the written contract such that the customer's fee is determinable. The customer's fee is negotiated at the outset of the arrangement and is not subject to refund or adjustment during the initial term of the arrangement.

Collectability is Reasonably Assured - The Company determines that collectability is reasonably assured prior to recognizing revenue. Collectability is assessed on a customer by customer basis based on criteria outlined by management. New customers are subject to a credit review process, which evaluates the customer's financial position and ultimately its ability to pay. The Company does not enter into arrangements unless collectability is reasonably assured at the outset. Existing customers are subject to ongoing credit evaluations based on payment history and other factors. If it is determined during the arrangement that collectability is not reasonably assured, revenue is recognized when received.

As of December 31, 2016, the Company has recognized $0 in revenue.

Treatment of Platform Development Costs

The Company capitalizes development costs associated with the Rapunzl platform as an intangible asset at cost.

Note 2. BASIS OF REPORTING - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability and the satisfaction of liabilities in the normal course of business.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt of the sale of equity, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 3. SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 19, 2017, the date which the financial statements were available to be issued, and identified the following events that would required disclosure:

From January 1, 2017 through June 30, 2017, the Company has received $308,000 in capital injections from existing equity members.

During this same period, the Company has spent $266,000 with OkGrow, a mobile app development company who was tasked with building the Rapunzl platform. This represents a majority of the company's cash which has been directed towards investing in the Rapunzl platform for mobile devices. In April 2017, the Company launched a public beta and anticipates launching the full platform by end of July, 2017, which positions the company for rapid growth over the next several years. As mentioned in Note 2, costs incurred that are related to the development of the Rapunzl platform are capitalized as an intangible asset.

In addition to the 4,500,000 membership interest units held by founding members, the Company has reserved an additional 500,000 preferred membership interest units for issuance under a future fundraising initiative.

On June 1, 2017, the Company entered into an uncollateralized note purchase agreement for a $100,000 note at 0% interest per annum. The note matures on January 1, 2019.